                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                               LIQUID AUDIO, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   53631T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 2 of 8 Pages
-----------------------------------                -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 3 of 8 Pages
-----------------------------------                -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 4 of 8 Pages
-----------------------------------                -----------------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On October 22,  2001,  Steel  Partners II delivered a letter to the Issuer offering to acquire,  through an appropriate  acquisition entity, the outstanding  capital  stock of the  Issuer  for  $3.00  per  Share in cash  (the
"Offer").  Steel Partners II believes that such a transaction  would provide the
Issuer's shareholders with an opportunity to maximize the present value of their investment. The Offer is subject to certain conditions,  including completion of due  diligence,  obtaining  all  necessary  financing,  obtaining  all necessary consents and approvals, amendment of the Issuer's shareholders rights agreement, waiver  of any  other  anti-takeover  provisions  and  certain  other  customary conditions.  A copy of the letter is filed as an exhibit to this Amendment No. 3 and  incorporated  herein  by  reference.  Steel  Partners  II  is  prepared  to immediately enter into negotiations with the Issuer to finalize the terms of the proposed transaction.

   Item 7 is hereby amended to add the following exhibit:

            4.      Letter  from  Steel  Partners  II,  L.P.  to  the  Board  of
                    Directors of Liquid Audio, Inc., dated October 22, 2001.

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 5 of 8 Pages
-----------------------------------                -----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2001                   STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ---------------------------
                                           WARREN G. LICHTENSTEIN

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 6 of 8 Pages
-----------------------------------                -----------------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----
1.          Joint Filing Agreement, dated July 26,                        -
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to                        -
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to                        -
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to                     7 to 8
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001.

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 7 of 8 Pages
-----------------------------------                -----------------------------

                             STEEL PARTNERS II, L.P.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

October 22, 2001

Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

            Attention:     Gerald Kearby, Chairman of the Board of
                           Directors and Chief Executive Officer

Dear Mr. Kearby:

            Steel  Partners  II,  L.P.  ("Steel  Partners")  currently  owns  an aggregate of 1,866,366  shares of common stock of Liquid  Audio,  Inc.  ("Liquid
Audio"  or  the  "Company"),  representing  approximately  8.2%  of  the  shares outstanding. As an investor that seeks out opportunities in small cap companies,
Steel Partners has sought,  with some success,  to find  investments  and assist companies  and all of their  shareholders  in realizing  value.  We believe that there is significant, but rapidly diminishing value inherent in the business and assets of Liquid Audio  despite the Company's  poor  operating  performance  and declining share price.

            Consistent with our investment philosophy and in accordance with our discussions,  Steel  Partners  hereby  sets  forth its  willingness  to offer to acquire the Company,  through an appropriate  acquisition  entity, for $3.00 per share in cash in a one-step  merger of Liquid  Audio.  This offer  represents an attractive  27.6%  premium to the current  market  price of $2.35 per share.  We believe this all-cash  offer will provide the Company's  shareholders  immediate liquidity and immediate opportunity to maximize their investment in the Company.
Our proposal,  however, would be conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders,  amendment of the shareholders'  rights agreement,  waiver of any  other  anti-takeover  provisions  and  certain  other customary  conditions,  including no material  adverse  change in the  Company's business and confirmation that there are appropriate reserves for all contingent liabilities.  We are prepared to commence work  immediately  in order to satisfy the due diligence contingencies.

-----------------------------------                -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 8 of 8 Pages
-----------------------------------                -----------------------------

            Steel Partners  stands ready to meet with the Board of Directors and its representatives as soon as possible.  Please contact me at (212) 813-1500 to discuss any  questions  you or the Board might have or if you would like further information.  Please be advised that time is of the essence with respect to this offer as the value of the Company diminishes on a daily basis.

                                          Respectfully,

                                          /s/ Warren G. Lichtenstein
                                          --------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member of Steel Partners,
                                          L.L.C., General Partner